June 30, 2006

Mail Stop 6010

J. Richard Damron, Jr.
President and Chief Executive Officer
Home Diagnostics, Inc.
2400 NW 55th Ct.
Fort Lauderdale, Florida 33309

> **Re: Home Diagnostics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 19, 2006**
> **File No. 333-133713**

Dear Mr. Damron, Jr.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 3; however, if you have not obtained consents, it is unclear how you know that the data remains accurate.

2. Please refer to prior comment 4. Please tell us with specificity how the reports you provided support the reference that your systems offer "diabetics performance and features that are comparable to or better than our competitors' products" and that your products feature "some of the highest levels of accuracy and ease of use."

Prospectus Cover Page

3.   Please refer to prior comment 5. References to "Sole Book-Running Manager,"
        "Joint Lead Manager" and "Co-Managers" on the cover page are inconsistent
        with plain-English principles. If these roles are important to an investment
        decision, you may identify and explain them elsewhere in your document.

Sales and Marketing, page 49

4.   Please refer to prior comment 24. Please provide us your analysis of the
        materiality of the expiration of the three-year contract that commenced in July
        2003.

Legal Proceedings, page 58

5.   Please expand the disclosure about the Roche litigation to discuss in greater detail
        the damages sought, including the enhanced damages. Also, add a risk factor to
        discuss the litigation.

Employment, Severance and Change of Control Arrangements, page 65

6.   Please tell us why you have not registered under the Securities Act the offering to
        Top Hat Investment Plan participants.

Selling Stockholders, page 70

7.   Please clarify which of the shares mentioned in the footnotes are being offered for
        resale. Also, for shares to be sold in the offering that currently underlie
        outstanding instruments, please (1) disclose the conversion and exercise price and
        (2) provide us your analysis of how it is consistent with section 5 of the Securities
        Act to complete the private sale of these shares to the selling stockholders while
        you are at the same time offering the shares in a registered offering.

8.   With a view toward disclosure, please tell us when each selling shareholder
        acquired the offered shares and the amount of consideration paid in each such
        transaction.

9.   Please disclose who will sell the over-allotment shares. Include a discussion of
        how you will allocate a partial exercise of the over-allotment option.

Certain Relationships and Related Transactions, page 71

10.   We reissue prior comment 18. Please see Instruction 2 to Item 404 of Regulation
        S-K concerning information for the two years preceding your last fiscal year.

Note 2. Summary of Significant Accounting Policies, page F-7

Stock-based Compensation, page F-12

11.   Please refer to prior comment 27. It is unclear as to how or when you specifically changed your valuation assumptions to arrive your current valuation of $15.00 per share. Please tell us any material changes you made to your initial valuation, the date of those changes and why you believe those changes are reasonable. Indicate the date of your pricing discussions with your underwriters, and state any per share prices or price ranges discussed.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah at (202) 551-3363 or Angela Crane, Branch Chief at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc (via fax): Edwin T. Markham